Exhibit 99.1

Convocation Notice of the Extraordinary Shareholders’ General Meeting

February 9, 2026

Dear Shareholders:

You are cordially invited to attend the Extraordinary General Meeting of Shareholders of PicoCELA Inc. (the “Company”) which will be held as described below.

If you are unable to attend the meeting, we kindly ask that you indicate your approval or disapproval on the proxy form, affix your seal, and return it so that it arrives no later than 5:00 p.m. on February 23, 2026.

1.	Date and time:	Tuesday, February 24, 2026 at 10:00 a.m.

2.	Location:	Room No. 4 in Hamacho-Kuminkan
3-37-1, Nihonbashi-Hamacho, Chuo-ku, Tokyo, Japan

3.	Purpose of the meeting

Matters to be resolved

Proposal 1	Offsetting Accumulated Deficit against Other Capital Surplus

Proposal 2	Partial Amendment of the Articles of Incorporation

Proposal 3	Grant of Restricted Common Shares as Share-Based Compensation for Directors

The outlines of the above proposals are described in “Reference Documents Relating to the Solicitation of Proxy Votes”.

●	The record date for the Extraordinary General Meeting of Shareholders is January 27, 2026.

●	For those attending the meeting, please present the enclosed Proxy Form at the reception desk on arrival at the venue.

●	Please note that on the date of this letter the same material (Convocation of the Extraordinary General Meeting of Shareholders) is posted at: https://picocela.com/en/news/ir/

Hiroshi Furukawa

CEO

and Representative

Director

PicoCELA Inc.

2-34-5 Ningyocho, Nihonbashi, Chuo-ku, Tokyo Japan

Proxy Form

To PicoCELA Inc.:

I hereby appoint shareholder ______________as proxy holder to represent me and delegate the following authorities.

1.	Attend the Extraordinary Shareholders’ General Meeting of PicoCELA Inc. to be held on Tuesday, February 24, 2026, and exercise the voting rights in accordance with my instructions (as indicated by a circle) on the following proposals.

However, if no instructions are given regarding a proposal, or if an amendment to a proposal is submitted, I hereby delegate full discretion to act on my behalf in either case.

2.	Appoint a substitute proxy.

Proposal 1	Agree	Disagree
Proposal 2	Agree	Disagree
Proposal 3	Agree	Disagree

February       , 2026

Addres:

Name: ___________________________ Seal/Sign: ________________________

Number of voting rights: ____________ rights

Reference Documents Relating to the Solicitation of Proxy Votes

1.	Solicitor of proxy votes
Hiroshi Furukawa
CEO and Representative Director
PicoCELA Inc.

2.	Proposals and reference information

Proposal 1	Offsetting Accumulated Deficit against Other Capital Surplus

Based on the Article 452 of the Japanese Companies Acts, we propose offsetting Accumulated Deficit against Other Capital Surplus as follows:

1.	Class of Capital and the amount of reduction:
¥1,376,478,327 of Other Capital Surplus is reduced

2.	Class of Capital and the amount to be offset:
¥1,376,478,327 of Accumulated Deficit is offset to zero

3.	On the effective date of Offsetting Accumulated Deficit against Other Capital Surplus is February 25, 2026

Proposal 2	Partial Amendment of the Articles of Incorporation

1.	Reasons for the Proposal

i)	Proposal for Amendment of Article 6 (Total Number of Authorized Shares) We propose increasing the total number of authorized shares to secure future funding and flexibility in business development in accordance with the provisions of Article 113, paragraph (3) of the Companies Act.

2.	Details of amendment

The details of the amendment of the Proposal are as follows.

These partial amendment of the Articles of Incorporation will be effective at the conclusion of this meeting.

Current Articles of Incorporation	Proposed amendment

Article 6	Article 6

(Total Number of Authorized Shares)	(Total Number of Authorized Shares)

The total number of authorized shares of the Company shall be 4,615,224.	The total number of authorized shares of the Company shall be 16,615,220.

(Note: Underlined indicates the area of change)

Proposal 3 Grant of Restricted Common Shares as Share-Based Compensation for Directors

We would like to adapt a program (the “Program”) to grant restricted common shares to the Directors who are Audit and Supervisory Board members of the Company. The Company requests approval for the determination of the limit on the amount of monetary compensation claims provided for the purpose of granting eligible Directors restricted common shares separately from the basic remuneration of Directors who are Audit and Supervisory Board members, and for the determination of the limit on the total number of restricted shares to be delivered as follows:

The Program term is for 30 years, from March 1, 2026 to February 29, 2056. Upon the introduction of this Program, the limit on the cumulative aggregate amount of the share-based compensation provided through the grant of restricted common shares shall be ¥4.4 billion, and the limit on the total number of shares to be granted shall be 11,132,197 shares. The amount of share-based compensation based on the Company’s common shares granted through the issuance of new shares or the disposition of treasury shares under this Program is calculated by multiplying net assets per share by the number of shares granted through the issuance of new shares or the disposition of treasury shares.

We have determined that this proposal is appropriate as a program to provide recipients with incentives to contribute to the long-term and stable enhancement of the Company’s corporate value. We have also determined that this is a sound management measure because, unlike the provision of cash, share-based compensation will not use any cash resources of the Company. Details of the restricted common shares and the conditions for granting are as follows:

i)	Eligible recipients:
The Company’s Directors who are Audit and Supervisory Board members.

ii)	Transfer and resale restriction period:
Transfer or resale is prohibited for 20 years from the date of the grant.

iii)	Grant method:
By entering an agreement on the allocation of restricted common shares, the Company issues or disposes of the Company’s common shares.

iv)	Other:
Detailed conditions regarding restricted shares shall be determined by the resolution of the Board of Directors.

END